April 10, 2006

Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Item 4 included in Amendment No. 2 to the Form 8-K of Image Technology Laboratories, Inc. dated June 23, 2005 and to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein as they relate to our Firm, except that we are not in a position to comment on the proposal to ratify our appointment nor are we in a position to comment whether the Company's Board of Directors elected to discontinue our engagement.

Very truly yours,

/s/J.H. Cohn LLP
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